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J. Barrie Shineton President & Chief Executive Officer

January 28, 2005

To Our Shareholders:

        Norbord continued to generate strong results in the fourth quarter of 2004, ending the year with record 12-month earnings that were two and a half times higher than 2003.

        During the final three months of the year — traditionally the softest period for our     business — North American OSB markets began strengthening again, creating a positive momentum that continued into the start of 2005. US housing activity remains buoyant following hurricanes in the South last September. In Europe, we experienced continued strong pricing for OSB and improved markets for particleboard and MDF during the fourth quarter.

        In every respect, 2004 was a milestone year for Norbord. Although we will review the full details in our March Annual Report, we highlight some of the key events and activities:

  •
  Norbord emerged this year as a stand-alone company focused entirely on wood panels in North America and Europe. The paper and timberlands business was distributed to shareholders in July.

  •
  We generated record earnings and cash flow. Total shareholder returns were 67%.

  •
  We paid our common shareholders more than CAD$200 million in regular and special dividends.

  •
  We reduced debt and maintained investment grade credit ratings.

  •
  We repurchased nearly 2 million shares during the fourth quarter.

  •
  We completed two well-timed strategic acquisitions that made Norbord the second largest OSB producer in the world.

  •
  We generated $37 million in margin improvements that substantially offset the rising cost of raw materials.

  •
  We improved our safety performance 17% over 2003.

  •
  We achieved 99% environmental compliance.

        Norbord will continue to build on these strengths and successes and we will maintain our strategic course in 2005. We expect business conditions in North America and Europe will remain favorable for panel producers during the year.

        Margin improvements will continue to drive our on-going priority to contain or reduce manufacturing costs.

        We will capture the benefits and synergies from our acquisitions and investments.

        We will pursue further growth opportunities that are timely, attractively priced and fit with our strategy.

        In the US we will comply with the new 'Maximum Achievable Control Technology' environmental regulations in advance of the legislated implementation date. And we will continue to strive for world-class safety performance.

        All Norbord members join me in expressing our appreciation for your support and we look forward to meeting your expectations during the coming year.

/s/  J. BARRIE SHINETON

Norbord Inc. Toronto Street Suite 500 Toronto, Ontario Canada M5C 2W4	Tel 416 360-2251 Fax 416 360-2273 Barrie.Shineton@norbord.com www.norbord.com

NEWS RELEASE

Norbord: Strong Fourth Quarter and Record Year-end Results

•
Record 12-month results of $332 million or $2.21/share

•
Fourth quarter earnings of $41 million or 26 cents/share

•
Fourth quarter free cash flow of $67 million or 44 cents/share

•
Full year Return on Capital Employed — 73%

•
Full year Return on Equity — 47%

•
Full year Total Shareholder Return — 67%

Note: Financial references in US dollars unless otherwise indicated

        TORONTO, ON (January 28, 2005) — Norbord Inc. (TSX: NBD) today reported strong fourth quarter 2004 earnings from continuing operations of $41 million or $0.26 per common share, and record year-end results of $332 million or $2.21 per share. Earnings, including the discontinued operations of Fraser Papers, were $326 million or $2.16 per share.

        In the fourth quarter of 2003, Norbord reported net income from continuing operations of $77 million or $0.52 per share. Results for the full year of 2003 were $166 million or $1.12 per share.

        "North American OSB markets began strengthening again by mid-November, creating a stronger-than-expected fourth quarter and a positive momentum that continued into the start of 2005," said Barrie Shineton, Norbord's President and CEO.

        Commenting on Norbord's results for the year, Mr. Shineton said: "2004 was a record by virtually every measurement. As a result, we were able to return more than CAD$200 million in dividends to our shareholders. With a continuing strong balance sheet and excellent cash flow generation, we remain well positioned to further grow our business. We expect that 2005 will continue to be strong for the wood panels sector, with North American housing starts remaining robust and OSB demand and supply generally in balance."

Other 2004 Highlights

•
Paid special dividend to shareholders of CAD$1.00/share

•
Completed $64 million acquisition of OSB/particleboard mill in Belgium

•
Increased total OSB production capacity by 13% through acquisitions

•
Achieved annual production records at 13 operations

•
Improved safety performance 17% over 2003

•
Achieved margin improvements of $37 million over 2003

•
Completed $67 million in capital investments

•
Reduced net debt to $236 million or 30% of total capitalization

Norbord Inc. Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 365-0705 Fax (416) 365-3292 www.norbord.com

Developments

        On September 30, 2004, Norbord finalized the acquisition of an OSB/particleboard operation at Genk, Belgium at a cost of $64 million (51 million Euros). The operation, which positions Norbord as the second largest OSB producer in the world, was accretive to fourth quarter earnings.

        Also on September 30, the Company paid $118 million to shareholders in a special CAD$1.00 per share dividend. The dividend reflected Norbord's strong cash flow and earnings, and expectations of continuing favorable business conditions.

        On the same date, Norbord received a note repayment of $83 million from Fraser Papers Inc., related to the distribution of the paper business in June 2004.

        On October 29, 2004, Norbord announced its intention to repurchase up to 7.5 million common shares, consistent with filing a normal course issuer bid. By year-end, the Company had repurchased 1.9 million common shares.

Performance

        For the 12 months, Norbord generated free cash flow of $495 million, or $3.30 per common share. Net debt was $236 million, and net debt to total capitalization was 30% at year-end. Capital spending totaled $67 million for the year, and return on equity was 47%.

        The Company generated $37 million in margin improvements during the year, largely through volume increases and improvements in product mix. Margin improvements are measured against the previous year at constant prices and exchange rates. The margin improvements helped to hold the Company's OSB cash manufacturing cost increases in North America to below 5% for the year despite significantly higher raw material costs.

        Thirteen Norbord operations set record production levels during the year. Total OSB production was 12% higher than 2003.

        North American OSB markets strengthened considerably during the last six weeks of the year, largely due to the resumption of home construction activities following hurricanes in the US South in September. The market was also impacted by announced scheduled maintenance downtime and wet weather in the US South that curtailed the supply of logs to several OSB producers. During the fourth quarter, Norbord's North American OSB operations took a combined total of 46 days of scheduled maintenance downtime, curtailing approximately 50 million feet (3/8" basis) of production. An additional 9 OSB mill days of production were lost as a result of wet weather and log shortages.

        Benchmark North Central OSB prices ended the year at $315 and averaged $264 in the fourth quarter. For the full year, OSB prices averaged a record $369 compared to $294 for the 12 months of 2003.

        Norbord's European panel business continued to experience solid OSB pricing, and improved markets and prices for particleboard flooring and MDF during the fourth quarter. OSB prices in particular averaged 50% higher for the 12 months than for the 12 months of 2003. The Company's value added kitchen component business continues to experience significant growth, with sales up 20% year-over-year.

Dividend

        The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on March 21, 2005 to shareholders of record on March 1, 2005. Norbord's common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

        Norbord is an international producer of wood based panels with approximately 2,900 employees and 16 operations in the United States, Europe and Canada. The Company has assets in excess of $1 billion, and is the world's second largest producer of Oriented Strand Board. Norbord is listed on the Toronto Stock Exchange (NBD:TSX) More information on Norbord can be found on the web site at www.norbord.com.

Conference Call

        Norbord will hold an audio conference call for investors on Friday, January 28 at 10:00 am (EST). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available one hour following the call until February 25, 2005 by dialing 416-695-5800 or 1-800-408-3053. The pass code is 3131684. Audio playback will also be available on the Norbord web site.

– end –

Contact:

Charles Gordon
Vice President, Corporate Affairs
(416) 643-8836
charles.gordon@norbord.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 28, 2005

        EBITDA, EBITDA margin, ROCE, ROE, net debt, free cash flow, book value per share, capital employed and net debt to capitalization are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Distribution of Fraser Papers

        On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with the distribution, the Nexfor name was changed to Norbord. Shares of Norbord and Fraser Papers began trading on July 5, 2004 for normal settlement.

        Following the distribution, Norbord held an $83 million note payable from Fraser Papers. On September 30, 2004, the note was repaid.

        Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $84 million. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

        Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 31, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers' creditor, has the right at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the expected proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Discontinued Operations

        Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers. In addition, the results of two Quebec sawmills have been included in discontinued operations in the consolidated statement of earnings and cash flows until the fourth quarter of 2003 when they were sold.

Operating Results

        Following the distribution of Fraser Papers, the Company has a single reportable segment.

        Continuing operations are comprised of 11 OSB mills, 2 MDF (medium density fibreboard) plants, 3 particleboard plants, 1 I-joist mill, 1 hardwood plywood mill, 2 laminating operations, and a furniture plant. The operations are located in United States, Europe and Canada.

(In millions of US dollars)	Q4 2004	Q3 2004	Q4 2003	12 mos 2004	12 mos 2003
Net sales	335	364	346	1,486	1,064
EBITDA	89	156	156	631	365
Depreciation	22	21	20	82	76
Capital investments	40	12	15	67	31

        Record EBITDA of $631 million was generated in 2004, more than 1.7 times the $365 million in the previous year. Increased production volume accounted for approximately $70 million of this improvement with the balance driven by price. In the fourth quarter, EBITDA was $89 million, compared to $156 million in the same quarter of the previous year. North American OSB pricing in the quarter was lower than in the fourth quarter of 2003, offsetting the impact of increased OSB production volume and higher European panel prices. Full year EBITDA margin for 2004 is 42%, as compared to 34% for the prior year. For the quarter, EBITDA margins were 27% compared to 43% for the third quarter of 2004 and 45% for the fourth quarter of 2003.

        U.S. housing starts averaged 1.95 million units in 2004, an increase of 5% over the 1.85 million units during 2003. Favorable demographics and low interest rates continue to drive the demand for housing.

        North American OSB markets strengthened considerably during the last six weeks of the fourth quarter due to the resumption of home construction activities following hurricanes in the US South in September. The market was also impacted by announced scheduled maintenance downtime and wet weather in the US South that curtailed the supply of logs to several OSB producers. North Central benchmark OSB prices ended the year at $315 per Msf (7/16-inch basis). For the year, OSB pricing averaged a record $369 up over 25% from the 2003 average of $294. OSB pricing remained above historical levels in the fourth quarter, averaging $264 as compared to the prior quarter average of $353 and the fourth quarter of 2003 average of $403.

        Production at the North American OSB mills increased 12% over 2003 and 12% over the same quarter last year. Production improvements delivered as a result of implementing best practices at the three OSB mills acquired in 2002 and through the maturation of greenfield investments, accounted for roughly one-half of these improvements. The balance is attributable to the acquisition of the additional 50% of the Bemidji, MN mill not previously owned.

        To date, Norbord has been able to largely mitigate the impact of rising energy prices through hedging and an increase in the use of alternative fuels. The increase in natural gas price has, however, begun to negatively impact the price of resin. North American production costs for OSB, net of employee profit share, have risen almost 5% over the prior year principally as a result of the increase in resin pricing. In addition, wet weather and fuel surcharges have had a negative impact on fibre pricing. Significant gains from our Margin Improvement Program have limited the impact of these input cost increases.

        European OSB markets continue to be strong with mill nets approximately 50% higher than the prior year. The significant OSB price improvement has been the primary driver of improving EBITDA in the European operations.

        Net sales in the quarter were $335 million, compared to $346 million in the fourth quarter of 2003. Increased production volume, contributing an additional $42 million in sales has been offset by the impact of lower North American OSB prices. Sales from the Genk, Belgium mill, acquired on September 30, 2004, represent $17 of the total net sales increase.

        Net sales for 2004 are up $422 million from 2003, with higher OSB prices accounting for the majority of the increase. Record North American OSB production accounted for $92 million of the increase, and acquisitions contributed $65 million.

        The Canadian dollar appreciated by an average of 8% versus the US dollar in 2004 relative to 2003. The Company estimates the unfavourable impact of the appreciation on earnings to be $6 million or $0.04 per share. This is significantly less than other forest products companies in Canada due to Norbord's relatively small manufacturing base in Canada, representing 7% of property, plant and equipment. A US one cent increase in the Canadian dollar negatively impacts earnings by approximately $1 million or less than 1 cent per share.

        Depreciation expenses of $22 million in the quarter and $82 million year-to-date are in line with the prior year.

        Pre-tax cash return on capital employed (ROCE) averaged 73% in the year and 39% in the quarter. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. Return on common equity (ROE) was 47% in the year, compared to 15% in 2003.

Liquidity and Capital Resources

        Cash flow from operations generated $537 million in 2004 compared to $284 million in 2003. The significant positive variance is due mainly to higher earnings. Free cash flow was $495 million or $3.30 per share in 2004, up sharply from $249 million in 2003. Free cash flow for the fourth quarter was $67 million or $0.44 per share.

        Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at December 31, 2004 was $2 million, as compared to negative $6 million at December 31, 2003. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31, 2004 was $217 million including $215 million in cash and short-term notes.

        During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78 million, was sold for proceeds of $60 million (CAD $78 million), net of expenses. Capital investments were $40 million in the quarter and $67 million, or 82% of depreciation, for the year 2004.

        Cash dividends of $133 million in the fourth quarter of 2004 include the $118 million special dividend paid on September 30, 2004. Total cash dividends were $168 million for the year or CAD$1.40 per share. At January 27, 2005, the Company had 149.3 million common shares outstanding. In addition, 2.1 million employee stock options were outstanding, of which approximately 40% were fully vested.

        Norbord's net debt stood at $236 million at December 31, 2004, representing 30% of capitalization. Strong cash flow from operations allowed Norbord to reduce the net debt to capitalization from 35% at December 31, 2003 while paying a special dividend of CAD$1.00 per share, acquiring an additional $98 million in panelboard assets, and completing the $500 million distribution of Fraser Papers.

        During the third quarter, the Company renegotiated its 3-year committed unsecured revolving bank lines and reduced the total commitment to $208 million while extending the term an additional year to May 2007. At December 31, 2004, $6 million of these lines were utilized as letters of credit, with the balance available to support short-term liquidity requirements.

Margin Improvements

        The Margin Improvement Program (MIP) delivered $37 million, or 4.7% of cash costs, in 2004 relative to 2003 measured at constant prices and exchange rates. This helped to offset higher manufacturing costs. Mix and volume initiatives of $51 million were partially offset by cost increases of $14 million. MIP of $33 million, or approximately 3.4% of cash costs, has been targeted in 2005.

Acquisitions

        On March 26, 2004, Norbord acquired the remaining 50% interest in the Bemidji, MN OSB mill, bringing its ownership interest to 100%. The cost of the acquisition was $34 million, including $6 million for working capital.

        On September 30, 2004, Norbord completed the acquisition of the OSB and particleboard assets located at Genk, Belgium at a cost of 51 million Euros ($64 million) positioning Norbord as the second largest producer of OSB in the world. The Genk mill will expand Norbord's presence in key markets in the Benelux countries, Germany and Scandinavia.

        The two acquisitions increased Norbord's total OSB capacity by 13% from 3,800 MMsf 3/8" to 4,280 MMsf 3/8".

Capital Investments

        For 2004, capital investments totaled $67 million, or 82% of depreciation, and were funded with cash generated from operations. Approximately 60% of the 2004 capital program was for high-return projects and the balance for sustaining maintenance and environmental requirements. Capital investments were $40 million in the quarter. Capital investments were concentrated in the fourth quarter as over 70% of the planned maintenance downtime was scheduled in this period. Significant capital projects, including the tie-in of the first phase of the new energy system at Jefferson, TX, were completed in conjunction with the regularly scheduled maintenance downtime.

        The 2004 capital investments include about two-thirds of the costs associated with the $26 million project to install a new energy system at the Jefferson, TX OSB mill. The new system will improve the mill's competitive cost position by reducing fuel, operating and maintenance costs. The need to replace the equipment was identified during the due diligence process prior to the April 2002 acquisition of the mill. Scheduled completion is mid-2005.

        The Company's 2005 capital investments are expected to total $80 million or 89% of depreciation. Capital investments are higher than 2004 due to significant environmental capital expenditures aimed at MACT (Maximum Achievable Control Technology) compliance and the completion of the strategic capital projects at Jefferson, TX and Genk, Belgium. Approximately 50% of the 2005 program will be for sustaining capital — maintenance and environmental.

Purchase of Common Shares

        The Board of Directors approved a share repurchase program in October 2004 whereby the Company may purchase on the open market up to 7.5 million common shares representing 5% of the total shares outstanding. Purchases may be made between November 2, 2004 and November 1, 2005. During 2004, 1.9 million shares were purchased and cancelled at a cost of $17 million.

Redemption 6.875% Debentures, Due 2005

        In the third quarter, the Company redeemed the remaining $180 million of 6.875% debentures due 2005 and recorded a pre-tax charge of $9 million ($6 million after tax or $0.04 per share) for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations. During the first quarter of 2004, the Company repurchased and cancelled $20 million of these debentures and unwound associated interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Defined Benefit Pension Plans

        At December 31, 2004 Norbord had an accrued benefit obligation relating to its defined benefit pension plans of $51 million, compared to $44 million at December 31, 2003. Plan assets at year-end were $39 million. The 2004 net pension expense and employer contributions were $2 million and $1 million respectively, in line with 2003. Differences between assumptions and actual experience could materially affect Norbord's future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Change in Accounting Policy

        Effective January 1, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. All asset retirement obligations recorded were in respect of landfill closure and remediation costs at Fraser Papers. Accordingly, these obligations have been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3 million. The change in policy did not have a material impact on earnings in 2004 and 2003.

        The foregoing contains a review of developments that impacted on Norbord's performance during the fourth quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

        EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Norbord may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

        EBITDA margin (%) is EBITDA as a percentage of net sales.

        Operating working capital is accounts receivable plus inventory less accounts payable.

        Total working capital is operating working capital plus cash and short-term notes.

        Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

        ROCE (return on capital employed) is annualized EBITDA divided by capital employed.

        ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividend) divided by common shareholders' equity.

        Total shareholder return assumes the reinvestment of all dividends in shares of Norbord. The shares of Fraser Papers received in the distribution are assumed to be disposed on the first day of trading with reinvestment of the proceeds in Norbord shares.

        Net debt is long-term debt including the current portion and bank advances, less cash and short-term notes.

        Net debt to capitalization is net debt divided by the sum of net debt and shareholders' equity.

        Free cash flow is defined as cash provided by operating activities less total capital investments (additions to property, plant and equipment).

        Book value per share is common shareholders' equity divided by common shares outstanding.

EBITDA

(In millions of US dollars)	4th Qtr 2004	3rd Qtr 2004	4th Qtr 2003	12 Mths 2004	12 Mths 2003
Earnings	$41	$77	$71	$326	$126
Less: Earnings from discontinued operations	—	—	6	6	40
Add: Premium on early extinguishment of debt, net	—	9	—	9	—
Add: Interest expense	6	8	8	31	37
Less: Interest and other income	(2)	(2)	(2)	(6)	(5)
Add: Income tax	22	43	53	183	91
Add: Depreciation	22	21	20	82	76

EBITDA	$89	$156	$156	$631	$365

Capital employed

(In millions of US dollars)	Dec 31 2004	Sep 25 2004	Dec 31 2003
Property, plant and equipment	$927	$828	$833
Accounts receivable	150	162	115
Inventory	90	73	66
Accounts payable and accrued liabilities	(238)	(320)	(187)
Other assets	5	93	6
Unrealized balance sheet hedge losses(1)	(16)	(14)	(16)

Capital employed	$918	$822	$817

Included in other liabilities

Net debt

(In millions of US dollars)	Dec 31 2004	Sep 25 2004	Dec 31 2003
Long-term debt	$450	$451	$657
Current portion of long-term debt	1	1	2
Cash and short-term notes	(215)	(309)	(177)

Net debt	$236	$143	$482

Free cash flow

(In millions of US dollars)	4th Qtr 2004	3rd Qtr 2004	4th Qtr 2003	12 Mths 2004	12 Mths 2003
Cash provided by operating activities	$107	$133	$184	$562	$280
Capital investments	(40)	(12)	(15)	(67)	(31)

Free cash flow	$67	$121	$169	$495	$249

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended		Twelve Months Ended
(In millions of US dollars, except per share information)	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
	(unaudited)
Earnings
Net sales	$335	$346	$1,486	$1,064

Earnings from continuing operations before interest, premium on early extinguishment of debt, income tax and depreciation	89	156	631	365
Interest and other income	2	2	6	5
Interest expense	(6)	(8)	(31)	(37)

Earnings from continuing operations before premium on early extinguishment of debt, income tax and depreciation	85	150	606	333
Premium on early extinguishment of debt (note 4)	—	—	(9)	—
Depreciation	(22)	(20)	(82)	(76)
Income tax (note 7)	(22)	(53)	(183)	(91)

Earnings from continuing operations	41	77	332	166
Earnings from discontinued operations (note 9)	—	(6)	(6)	(40)

Earnings	$41	$71	$326	$126

Earnings from continuing operations per common share
— Basic	$0.26	$0.52	$2.21	$1.12
— Diluted	$0.26	$0.52	$2.19	$1.12
Earnings per common share
— Basic	$0.26	$0.48	$2.16	$0.85
— Diluted	$0.26	$0.48	$2.14	$0.85

Retained Earnings
Balance, beginning of period	$377	$186	$245	$167
Impact of change in accounting policy (note 2)	—	—	—	(3)

Revised balance, beginning of period	377	186	245	164
Earnings	41	71	326	126
Preferred share dividends	(1)	—	(2)	(2)
Common share dividends (note 5)	(14)	(12)	(166)	(43)
Repurchase of common shares (note 5)	(16)	—	(16)	—

Balance, end of period	$387	$245	$387	$245

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)	Dec 31 2004	Dec 31 2003
	(unaudited)
		(restated — note 2)
ASSETS
Current assets:
Cash and short-term notes	$215	$177
Short-term investment (note 3)	—	60
Accounts receivable	150	115
Inventory	90	66
Assets of discontinued operations	—	237
Future income taxes	4	5

	459	660
Property, plant and equipment	927	833
Other assets (note 9)	5	6
Assets of discontinued operations	—	562
Future income taxes	—	2

	$1,391	$2,063

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 5)	$238	$187
Liabilities of discontinued operations	—	125
Current portion of long-term debt	1	2

	239	314
Long-term debt (note 4)	450	657
Other liabilities	52	59
Liabilities of discontinued operations	—	140
Future income taxes	102	—
Shareholders' equity (note 5)	548	893

	$1,391	$2,063

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Twelve Months Ended
(In millions of US dollars)	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
	(unaudited)
CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings from continuing operations	$41	$77	$332	$166
Items not affecting cash:
Depreciation	22	20	82	76
Future income taxes (note 7)	(9)	23	113	44
Other items (note 4)	4	1	10	(2)

	58	121	537	284
Net change in non-cash working capital balances	49	63	25	(4)

	107	184	562	280

Investing Activities
Capital investments	(40)	(15)	(67)	(31)
Acquisitions (note 8)	(64)	—	(98)	—
Collection of note receivable	83	—	83	—
Sale of short-term investment (note 3)	—	—	60	—
Other	(30)	(7)	(37)	(4)

	(51)	(22)	(59)	(35)

Financing Activities
Repurchase of 6.875% debentures (note 4)	—	—	(200)	—
Repayment of 7.5% debentures	—	—	—	(150)
Premium on early extinguishment of debt (note 4)	—	—	(9)	—
Other debt incurred (repaid), net	(1)	(116)	(9)	(4)
Dividends	(133)	(12)	(168)	(31)
Realized interest rate swap gain (note 4)	—	—	—	23
Issue of common shares (note 5)	1	6	17	8
Repurchase of common shares (note 5)	(17)	—	(17)	—

	(150)	(122)	(386)	(154)

Increase (decrease) in cash and short-term notes from continuing operations	(94)	40	117	91
Cash distributed with Fraser Papers (note 9)	—	—	(30)	—
Proceeds from sale of discontinued operations (note 9)	—	45	—	45
Increase (decrease) in cash from discontinued operations (note 9)	—	8	(49)	(26)

Increase (decrease) in cash and short-term notes	$(94)	$93	$38	$110

(See accompanying notes)

NORBORD INC.
SHIPMENTS

	Three Months Ended		Twelve Months Ended
	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
	(unaudited)
OSB (MMsf-3/8")	998	879	3,731	3,372
MDF (MMsf-3/8")	148	155	593	567
Particleboard (MMsf-3/8")	208	157	647	618
Plywood (MMsf-3/8")	18	18	79	77
I-joist (MMlf)	15	12	57	41

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(In millions of US dollars, except per share information)

Note 1 — Basis of Presentation

        Reference is made to the annual consolidated financial statements of Norbord Inc. (formerly Nexfor Inc.), amended to reflect the distribution of its paper and timberlands business (note 9), which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the amended annual consolidated financial statements, and have been consistently applied in the preparation of these interim financial statements.

        The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the amended annual consolidated financial statements except for the changes in accounting policies described in Note 2. Certain prior period amounts have been reclassified to conform to the current period's presentation.

        On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with this distribution, Nexfor Inc. was renamed Norbord Inc. (Norbord). In accordance with Canadian generally accepted accounting principles, the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers have been reclassified as discontinued operations (note 9).

Note 2 — Change in Accounting Policy

        Effective January 1, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. All asset retirement obligations recorded were in respect of landfill closure and remediation costs at Fraser Papers. Accordingly these obligations have been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3. The change in policy did not materially impact earnings in 2004 and 2003.

Note 3 — Short-term Investment

        During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD$78, was sold for proceeds of $60 (CAD$78), net of expenses.

Note 4 — Long-term Debt

        During the third quarter of 2004, the Company redeemed its outstanding 6.875% debentures due 2005 and unwound $30 of interest rate swaps. The premium paid on repurchase net of the recognition of gains on interest rate swaps was $9. During the first quarter of 2004, the Company repurchased and cancelled $20 of these debentures and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

        During the third quarter of 2004, the Company renegotiated its 3-year committed unsecured revolving bank lines and reduced the total commitment to $208 while extending the term an additional year to May 2007. At December 31, 2004, $6 of these lines were utilized for letters of credit with the balance available to support short-term liquidity requirements.

        During 2003, the Company realized a gain of $23 in respect of $375 of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $375 that effectively convert a portion of the Company's interest expense from fixed rates to floating rates. The terms of the swaps correspond with the terms of the underlying debt issues.

Note 5 — Shareholders' Equity

        During the quarter, the Company repurchased and cancelled 1,903,000 common shares under a normal course issuer bid. The total paid for the shares was $17.

        On September 8, 2004, the Company declared a special dividend of CAD$1.00 per common share, which was paid on September 30, 2004 to shareholders of record on September 20, 2004.

        The distribution of the Company's interest in Fraser Papers reduced shareholders' equity by $503 by way of a reduction of common stock. The distribution was accounted for as a return of capital (note 9).

        During the third quarter of 2004, the exercise price on all outstanding options was decreased by CAD $5.41 to reflect the distribution of Fraser Papers (CAD$4.41) and the payment of the special dividend (CAD$1.00). During the quarter, 80,000 shares (twelve-month period — 2,816,000 shares) were issued as a result of options exercised under the stock option plan for proceeds of $1 (twelve-month period — $17).

Note 6 — Earnings per Common Share

        Earnings per common share are calculated as follows:

	Three Months Ended		Twelve Months Ended
	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
Earnings from continuing operations available to common shareholders:
Earnings from continuing operations	$41	$77	$332	$166
Less: Preferred share dividends	(1)	—	(2)	(2)

	$40	$77	$330	$164

Earnings available to common shareholders:
Earnings	$41	$71	$326	$126
Less: Preferred share dividends	(1)	—	(2)	(2)

	$40	$71	$324	$124

Common shares (millions):
Weighted average number of common shares outstanding Stock options	150.4	147.7	149.8	145.7
Diluted number of common shares	1.4	0.7	1.2	0.3

	151.8	148.4	151.0	146.0

Earnings from continuing operations per common share:
Basic	$0.26	$0.52	$2.21	$1.12
Diluted	$0.26	$0.52	$2.19	$1.12
Earnings per common share:
Basic	$0.26	$0.48	$2.16	$0.85
Diluted	$0.26	$0.48	$2.14	$0.85

        Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 7 — Income Taxes

        Interim income tax expense (recovery) from continuing operations is calculated based on expected annual effective tax rates.

	Three Months Ended		Twelve Months Ended
	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
Current tax expense	$31	$30	$70	$47
Future income tax expense	(9)	23	113	44

Income tax expense	$22	$53	$183	$91

Note 8 — Acquisitions

        On September 30, 2004, the Company acquired the OSB and particleboard assets of Agglo NV at Genk, Belgium at a cost of $64. The full purchase price was allocated to property, plant and equipment.

        In March 2004, Norbord acquired a 50% interest in Northwood Panelboard Company (Northwood), bringing Norbord's ownership interest to 100%. Northwood operates an oriented strand board plant at Bemidji, Minnesota. The allocation of the purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment and $6 to working capital.

Note 9 — Discontinued Operations

        On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers.

        Following the distribution, Norbord held an $83 note payable from Fraser Papers. On September 30, 2004, the note was repaid.

        Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $84. This estimate excludes the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

        Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 31, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers' creditor, has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

        During the fourth quarter of 2003, the Company sold two sawmills located in Quebec. The results of these two sawmills have been included in discontinued operations in the consolidated statement of earnings and cash flows until the time of sale.

        Earnings from discontinued operations include the following:

	Three Months Ended		Twelve Months Ended
	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
Net sales	$—	$235	$478	$915
Pre-tax earnings	—	(30)	(9)	(82)

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